REDCORP

NEWS RELEASE

January 11, 2007

News Release 07-02

TULSEQUAH PROJECT
Final Drill Results From Big Bull

REDCORP VENTURES LTD. (RDV-TSX) and Redfern Resources Ltd. ("Redfern"), its wholly-owned subsidiary, (together, the "Company"), are pleased to provide final drill results from Redfern's exploration program on the Big Bull Deposit. The Big Bull Deposit is located within the Tulsequah Project property and is approximately nine kilometres south of the Tulsequah Chief Deposit.

Results from *BB06050*, *BB06055 BB06058* and *BB06061* have been received and reviewed by Company geologists. Intercepts discussed in this news release are for holes along the main Big Bull trend, and are a different target than the new zone of mineralization discussed in the Company's November 27, 2006 news release.

New Results from Big Bull Drilling

Hole ID	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	[illegible]
BB06050	223.5	225.5	2.0	1.4	2.99	110.76	0.50	1.26	3.59

BB06050 cut 2.0 meters (core length) of 2.99 gpt Au, 110.76 gpt Ag, 0.50% Cu, 1.26% Pb, and 3.59% Zn. This drillhole was designed to step out south of *BB06028* and demonstrates continuity between *BB06028* and the high grade intercept cut in *BB06053*. (Results for *BB06028* are discussed in the Company's July 24, 2006 news release, *BB06053* is discussed in the Company's December 7, 2006 news release).

BB06055 was designed to test for down-dip extensions of mineralization on section 500N. The hole cut altered volcanics and low grade mineralization in a position that appears to correlate with the Big Bull trend, and no significant grades were recorded.

BB06058 was drilled on section 800N. This hole cut several small mineralized intercepts down dip of the historic mine workings.

BB06061 was also drilled on section 800N. This hole cut a large package of chert and hematite facies chemical sediments that may be the distal expression of massive sulphide mineralization.

All holes drilled on the Big Bull deposit have been received. The Company is still awaiting results for holes from the Tulsequah Chief "A-Extension" target. Those results will be reported separately once compiled.

2006 Drill Program Summary

The 2006 program at the Big Bull target completed 15,312m of drilling in 37 holes. The main Big Bull mineralizing system was delineated and extended on strike to north and south. In addition a new zone believed to represent a separate high-grade sulphide lens was discovered at the southwestern part of the Big Bull area. That target is expected to be the main focus of follow-up drilling early in 2007.

Wardrop Engineering has been retained to complete a NI 43-101 compliant resource estimate on the Big Bull deposit. The resource estimate is expected to be completed and announced in the spring of 2007.

Redcorp President and CEO, Terry Chandler, states, "The Big Bull drilling has demonstrated the potential to add significant resources on the Tulsequah property and enhance the economics and mine life of future mining operations."

The following table presents the most significant results from the 2006 drilling on the Big Bull Deposit.

2006 Big Bull Selected Results Table

Hole ID	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
*BB06028	136.8	144.0	7.2	6.3	2.75	78.29	0.33	1.10	3.92
*including	142.0	144.0	2.0	1.8	6.95	225.84	0.28	2.10	6.55
*BB06030	216.4	217.4	1.0	0.9	2.30	56.30	0.11	0.98	1.66
*BB06031	305.3	308.0	2.7	2.1	2.79	9.02	0.05	0.15	0.27
*plus	319.0	321.0	2.0	1.5	2.32	91.33	0.12	0.68	1.41
*BB06032	209.0	210.0	1.0	0.9	1.67	183.00	0.51	3.07	10.60
*plus	334.0	341.0	7.0	6.1	2.42	45.85	0.25	0.42	3.69
*BB06034	220.2	223.6	3.4	3.0	0.82	33.24	0.07	0.38	1.03
*BB06035	238.5	240.7	2.2	1.5	4.06	245.08	0.11	2.22	4.10
*BB06036	307.2	307.8	0.6	0.6	1.76	64.20	0.26	2.43	2.95
*BB06038	315.8	316.5	0.7	0.6	3.62	175.00	<0.01	16.60	31.40
*plus	319.1	323.4	4.3	3.7	8.62	310.93	0.14	4.61	6.76
*including	319.1	319.7	0.5	0.5	29.7	833	0.22	17.2	28.1
*BB06039	326.3	329.3	3.0	2.6	0.16	11.58	0.16	0.16	1.64
*BB06040	358.0	358.2	0.3	0.2	21.4	365	0.66	9.48	20.6
*plus	432.7	433.8	1.1	0.8	9.16	90.20	0.27	0.37	0.54
BB06050	223.5	225.5	2.0	1.4	2.99	110.76	0.50	1.26	3.59
*BB06051	308.6	310.6	2.0	1.4	1.54	333.01	0.04	0.32	0.22
*plus	316.5	318.0	1.5	1.1	1.40	296	0.16	1.24	2.46
*BB06053	203.0	204.5	1.5	1.3	3.50	58.81	0.07	1.39	2.85
*and	234.9	237.0	2.1	1.5	28.26	731.3	0.63	4.66	4.86
*BB06060	278.1	286.5	8.4	5.9	2.18	93.79	0.24	1.49	5.01
*plus	298.3	305.0	6.7	4.7	4.08	304.96	0.26	1.29	1.97
*BB06062	138.0	145.1	7.1	5.0	20.00	253.42	0.66	11.59	26.63

* Previously reported

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redfern geologists using established documented sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. The Company has a comprehensive QA/QC program in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo., are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775